UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
August 14, 2006
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

TABLE OF CONTENTS

SIGNATURES
SIGNATURES
Date August 14, 2006
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso’s acquisition of Aker Kvaerner’s Pulping and Power businesses into the second phase in the European regulatory clearance process
(Helsinki, Finland, August 14, 2006) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Corporation’s application for the clearance of its purchase agreement of Aker Kvaerner’s Pulping and Power businesses has been extended into the second phase in the EU review process. The European Commission has indicated in a press release it has issued today that it has identified certain potential competition issues in the markets for pulp mill equipment. Metso and Aker Kvaerner continue to cooperate constructively with the Commission to lift any doubt that might exist and to solve any potential competition concerns.
Both Metso and Aker Kvaerner continue to believe that the acquisition does not pose significant competition issues. Furthermore, the companies believe that it will create synergies and development potential that will benefit customers in the future. The second phase will involve the continuation of the European Commission’s review of the acquisition for a period up to 90 working days, with possible extensions.
The acquisition of Aker Kvaerner’s Pulping and Power businesses fits well with Metso’s strategy of profitable growth. Kvaerner Power’s products and services, i.e. chemical recovery systems for the pulping industry and power generation solutions, are not part of Metso’s current offering. The pulping equipment and related services delivered by Kvaerner Pulping are mainly complementary to Metso’s current fiber technology offering.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Jorma Eloranta, President and CEO, Metso Corporation, tel. +358 204 84 3000
Bertel Langenskiöld, President, Fiber Business Line and the integration of Aker Kvaerner’s Pulping and Power units, Metso Corporation, tel. +358 204 84 3200
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by “expects”, “estimates”, “forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.
Such factors include, but are not limited to:

(1) general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins
(2) the competitive situation, especially significant technological solutions developed by competitors
(3) the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement
(4) the success of pending and future acquisitions and restructuring.
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.